

March 30, 2010

By U.S. Mail and Facsimile to: (202) 739-3001

Lawrence Odell
Executive Vice President and General Counsel
First BanCorp.
1519 Ponce de León Avenue, Stop 23
Santurce, Puerto Rico 00908

> **Re: First BanCorp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 25, 2010**
> **File No. 001-14793**

Dear Mr. Odell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Certain Relationships and Related Person Transactions, page 26

1.   We note the disclosure in the last full paragraph on page 28 regarding a loan agreement with a related party. We also note that the loan has been classified as nonaccrual. Please revise to disclose all of the information about this transaction required by Item 404(a) of Regulation S-K, including, without limitation, the information required by Item 404(a)(5).

Proposal No. 3, page 32

2. We note that you are seeking the authorization to issue common stock in exchange for cash or assets. Please revise to include the financial and other information required by Items 11(e) and 13(a) of Schedule 14A. If the "assets" are a business, please include the information required by Item 14 of Schedule 14A. See Note A to Schedule 14A.

3. You state that any stock issuance pursuant to this proposal would almost surely substantially reduce the book value of each share of common stock and would dilute the voting power of current stockholders. Please revise to disclose the probable range of book value reduction and potential dilution to current stockholders.

4. You refer in the first paragraph of this section to "potential FDIC-assisted acquisitions". Please revise to describe what you mean by this phrase.

5. We note that you do not provide any details about a potential FDIC-assisted acquisition. Please revise to include a discussion of the material details of any such transaction, including the information required by Item 14 of Schedule 14A. Please consider, in that regard, the application of Note A to Schedule 14A.

6. You state in the last full paragraph on page 32 that you intend to supplement the proxy statement if you enter into any agreements relating to the issuance of common stock. To the extent you have entered into any such agreements, please revise to update the preliminary proxy statement accordingly. Please also revise this paragraph to state that if you have not entered into an agreement by the annual meeting date, your stockholders will not have an opportunity to review and consider the terms of such an agreement prior to the vote on this proposal.

7. You disclose that the issuance of common stock may result in a change in control. Please revise to disclose the types of transactions that you are considering and why they would result in a change in control. Please also discuss the effects of a change in control on your stockholders.

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Linda L. Griggs
        Gail A. Pierce
        Morgan, Lewis & Bockius LLP
        (By facsimile)